Exhibit 23.1
Consent of Independent Registered Public Accounting Firm

The Board of Directors
Cerner Corporation:

We consent to the use of our reports dated February 8, 2019, with respect to the consolidated balance sheets of Cerner Corporation and subsidiaries as of December 29, 2018 and December 30, 2017, and the related consolidated statements of operations, comprehensive income, cash flows, and changes in shareholders' equity for each of the years in the three-year period ended December 29, 2018, and the related notes (collectively, the "consolidated financial statements") and the effectiveness of internal control over financial reporting as of December 29, 2018, incorporated by reference herein.

Our report dated February 8, 2019, on the consolidated financial statements refers to a change to the method of accounting for revenue transactions with customers in 2018 due to the adoption of Accounting Standards Update 2014-09, Revenue from Contracts with Customers (Topic 606) and to a change to the method of accounting for certain share-based payment award transactions in 2017 due to the adoption of Accounting Standards Update 2016-09, Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting.

/s/ KPMG, LLP
Kansas City, Missouri
July 25, 2019